UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
         1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 3)


                            Big Foot Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   089165-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 9, 2001
                        --------------------------------
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

----------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                   ----------------------------------
CUSIP No.089165-10-4                             Page 2 of 5 Pages
--------------------------                   ----------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            F. Gregory Opelka
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                            5       SOLE VOTING POWER
        NUMBER OF                                             66,862
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6       SHARED VOTING POWER
         OWNED BY                                             11,936
           EACH             ----------------------------------------------------
        REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON                                              56,168
           WITH             ----------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
                                                              22,630
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              78,798
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.1% of 1,509,168 shares of Common Stock outstanding as of
               August 9, 2001.
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*


                                        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                   ----------------------------------
CUSIP No.089165-10-4                             Page 3 of 5 Pages
--------------------------                   ----------------------------------


                                    Item 1(a)
Name of Issuer:            Big Foot Financial Corp.

                                    Item 1(b)
Address of Issuer's Principal Executive Office:   1190 RFD
                                                  Long Grove, Illinois
                                                  60047-7304

                                    Item 2(a)
Name of Person Filing:     F. Gregory Opelka

                                    Item 2(b)
Address of Principal Business Office:       c/o Big Foot Financial Corp.
                                            1190 RFD
                                            Long Grove, Illinois  60047-7304

                                    Item 2(c)
Citizenship:          United States

                                    Item 2(d)
Title of Class of Securities:      Common stock, par value $0.01 per share
                                   ("Common Stock").

                                    Item 2(e)
CUSIP Number:         089165-10-4

                                     Item 3
The person filing is an:

Not applicable

                                     Item 4
Ownership:

         (a) Amount Beneficially Owned. . . . .               78,798

         (b) Percent of Class . . . . . . . . . . . .         5.1%




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CUSIP No.089165-10-4                             Page 4 of 5 Pages
--------------------------                   ----------------------------------



         (c) Number of shares as to which
             such person has:

                  (i) sole power to vote or to
                      direct the vote . . . . . . . . .       66,862

                  (ii) shared power to vote or to
                       direct the vote. . . . . . . . .       11,936

                  (iii) sole power to dispose or to
                        direct disposition of . . . . .       56,168
                        .0.

                  (iv) shared power to dispose or to
                       direct disposition of  . . . . .       22,630

         The amount beneficially owned by Mr. Opelka includes 30,154 shares of common stock which Mr. Opelka has the right to acquire within 60 days through the exercise of stock options. Mr. Opelka also disclaims beneficial ownership of 6,000 and 5,936 shares of common stock owned by his spouse and son, respectively.

                                     Item 5
Ownership of Five Percent or Less of a Class:        Not applicable.

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:           Not applicable.

                                     Item 8
Identification and Classification of Members of the Group:  Not applicable.

                                     Item 9
Notice of Dissolution of Group:     Not applicable.

                                     Item 10
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired or are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------                   ----------------------------------
CUSIP No.089165-10-4                             Page 5 of 5 Pages
--------------------------                   ----------------------------------

                                   Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 28, 2001
                                             -----------------------------------
                                                            Date

                                             /s/ F. Gregory Opelka
                                             -----------------------------------
                                                         (Signature)

                                             F. Gregory Opelka - Director
                                             -----------------------------------
                                                         (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).